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                              July 1, 2020

       Christopher Eperjesy
       Chief Financial Officer
       Cooper Tire & Rubber Company
       701 Lima Avenue
       Findlay, Ohio 45840

                                                        Re: Cooper Tire &
Rubber Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 24,
2020
                                                            File No. 001-04329

       Dear Mr. Eperjesy:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Consolidated Results of Operations, page 23

   1. We understand that your product liability expense includes amortization of insurance premium costs,
adjustments to settlement reserves, and legal costs incurred in defending claims. Please quantify
and disclose the primary factors for the $23 million increase in the product liability
expense from 2018 to 2019.
       Report of Independent Registered Public Accounting Firm, page 79

   2.                                                   It appears that your
auditor   s report from Ernst & Young LLP does not conform to the
                                                        format outlined in
PCAOB Auditing Standards 3101. Specifically, the auditor   s report
                                                        does not include the
elements of paragraph .09 c-f. Please consult with your auditors and amend your Form 10-K to
include an audit opinion that complies with the requirements of
                                                        PCAOB AS 3101.
 Christopher Eperjesy
Cooper Tire & Rubber Company
July 1, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if
you have questions.



FirstName LastNameChristopher Eperjesy                    Sincerely,
Comapany NameCooper Tire & Rubber Company
                                                          Division of
Corporation Finance
July 1, 2020 Page 2                                       Office of
Manufacturing
FirstName LastName